EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2011 and 2010 and for the years then ended have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin” David Wolfin President & CEO April 30, 2012	“Malcolm Davidson” Malcolm Davidson Chief Financial Officer April 30, 2012

M A N N I N G E L L I O T T C H A R T E R E D A C C O U N T A N T S	11th floor, 1050 west pender street, Vancouver BC, Canada V6E 3S7 Phone: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2011 and December 31, 2010, and January 1, 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ “Manning Elliott LLP“

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 30, 2012

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(Note 20)	(Note 20)
ASSETS
Current assets
Cash and cash equivalents		$5,282,464	$9,051,848	$2,830,093
Interest receivable		53,643	4,142	146
Sales taxes recoverable	6	228,820	233,688	89,077
Amounts receivable		876,946	118,108	-
Prepaid expenses and other assets		86,265	30,490	49,800
		6,528,138	9,438,276	2,969,116

Mineral Properties and Exploration Costs	7	16,274,354	14,894,843	14,416,841
Property, Plant and Equipment	8	3,023,969	1,722,538	1,424,971
Investment in Related Companies	9	304,394	517,360	204,036
Reclamation Bonds		5,500	5,500	5,500
		$26,136,355	$26,578,517	$19,020,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$600,977	$474,605	$383,693
Amounts due to related parties	13b	203,763	169,265	164,690
		804,740	643,870	548,383

Reclamation Provision	10	292,000	-	-
Deferred Tax Liability	19	2,105,356	2,018,857	1,991,180
Total liabilities		3,202,096	2,662,727	2,539,563

EQUITY
Share Capital	11	41,720,083	39,193,299	33,173,022
Equity Reserves		9,898,186	9,508,838	7,349,978
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)	(101,869)
Accumulated Other Comprehensive Loss		(262,400)	(345,089)	-
Accumulated Deficit		(28,319,741)	(24,339,389)	(23,940,230)
Total Equity		22,934,259	23,915,790	16,480,901
		$26,136,355	$26,578,517	$19,020,464

Subsequent Events – Note 21

Approved by the Board of Directors on April 30, 2012:

/s/ Gary Robertson Director	/s/ David Wolfin Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2011 and 2010
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Note	2011	2010
			(Note 20)

Operating and Administrative Expenses
Depreciation		$803	$3,834
Investor relations		294,882	99,450
Management fees		296,260	96,000
Office and miscellaneous		324,275	218,489
Professional fees		189,459	127,711
Regulatory and compliance fees		121,591	26,028
Salaries and benefits		152,312	109,873
Sales tax write-down		-	42,478
Share-based payments	12	2,529,620	341,748
Travel and promotion		133,445	45,032
		4,042,647	1,110,643

Loss before other items and income tax		(4,042,647)	(1,110,643)

Other Income
Interest income		78,857	14,206
Other revenue		10,499	-
Unrealized (loss) gain on investments in related companies		(212,966)	313,323
Foreign exchange gain		68,404	19,951
LOSS BEFORE INCOME TAX		(4,097,853)	(763,163)

Deferred income tax expense		(86,498)	(27,677)

NET LOSS		(4,184,351)	(790,840)

Other Comprehensive Income (Loss)
Foreign currency translation differences for foreign operations		82,689	(345,089)
COMPREHENSIVE LOSS		$(4,101,662)	$(1,135,929)

Loss per Share - Basic and Diluted		$(0.16)	$(0.04)

Weighted Average Number of Shares Outstanding		26,795,632	20,059,008

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, January 1, 2010	20	20,584,727	$33,173,022	$7,349,978	$(101,869)	$-	$(23,940,230)	$16,480,901
Net loss for the year		-	-	-	-	-	(790,840)	(790,840)
Common shares issued for cash:
Private placement	11	5,100,000	5,107,614	3,202,468	-	-	-	8,310,082
Share issuance costs		-	(435,387)	-	-	-	-	(435,387)
Exercise of stock options		472,500	354,375	-	-	-	-	354,375
Share-based payments	12	-	-	341,748	-	-	-	341,748
Fair value of stock options exercised		-	993,675	(993,675)	-	-	-	-
Options and warrants cancelled / expired		-	-	(391,681)	-	-	391,681	-
Cumulative translation adjustments		-	-	-	-	(345,089)	-	(345,089)

Balance, December 31, 2010		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Balance, December 31, 2010	20	26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Common shares issued for cash:
Exercise of stock options		753,000	592,050	-	-	-	-	592,050
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Share-based payments	12	-	-	2,529,620	-	-	-	2,529,620
Options and warrants cancelled / expired		-	-	(203,999)	-	-	203,999	-
Cumulative translation adjustments		-	-	-	-	82,689	-	82,689

Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2011	2010
			(Note 20)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(4,184,351)	$(790,840)
Adjustments for non-cash items:
Depreciation		803	3,834
Sales tax write-down provision		-	42,478
Share-based payments		2,529,620	341,748
Unrealized loss (gain) on investments		212,966	(313,323)
Deferred income tax expense		86,499	27,677

		(1,354,463)	(688,426)

Net change in non-cash working capital	14	60,462	(76,289)

		(1,294,001)	(764,715)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		590,511	8,229,069

INVESTING ACTIVITIES
Mineral property exploration expenditures		(1,475,779)	(824,826)
Acquisition of property, plant and equipment		(1,483,453)	(324,360)

		(2,959,232)	(1,149,186)

Increase (decrease) in cash and cash equivalents		(3,662,722)	6,315,168

Effect of exchange rate changes on cash and cash equivalents		(106,662)	(93,413)

CASH AND CASH EQUIVALENTS, Beginning		9,051,848	2,830,093

CASH AND CASH EQUIVALENTS, Ending		$5,282,464	$9,051,848

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

1.    NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and evaluation of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE Amex and the Frankfurt Stock Exchange.

The Company is in the exploration stage and is in the process of determining whether its key properties in Durango, Mexico contain these properties contain ore reserves which are economically recoverable.

2.    BASIS OF PRESENTATION

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles. Note 20 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at January 1, 2010 and December 31, 2010 and the statements of operations and comprehensive loss and cash flows for the year ended December 31, 2010.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis.  The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 20.

Foreign Currency Translation

a)	Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)	Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

2.    BASIS OF PRESENTATION (continued)

c)	Foreign operations

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable which are included in the consolidated statement of financial position;
•	the carrying value and recoverable amount of mineral properties and exploration;
•	the recoverability and estimated useful lives of property, plant and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	provisions including the estimated reclamation provisions; and
•	the valuation inputs used in accounting for share-based payments.

3.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration
Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compania Minera Mexicana de Avino, S.A. de C.V.	96.60% direct	Mexico	Exploration Company
(“Cia Minera”)	2.68% indirect (Promotora)
	99.28% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, marketable securities and accounts payable. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, interest receivable, and investments in related companies as FVTPL. Amounts receivable are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized mineral properties costs are considered exploration and evaluation assets and are classified as intangibles assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in mineral properties and exploration costs prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and then amortized over the life of the resources associated with the area of interest once mining operations have commenced.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related. In 2010 the mine, mill, machinery, plant facilities and certain equipment was not in active use and was considered to be under reconstruction and no amortization was recorded. In 2011 active use began incidental with exploration activities and depreciation was recorded.

Property, plant and equipment are depreciated annually at the following rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings and constructions	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Concentrate sales
Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining charges, and penalties.

Prior to commercial production concentrate sales incidental to the exploration of mineral properties is recorded net of production costs as a reduction of capitalized mineral property exploration costs.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)
When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  Share options granted to non-employees or consultants are measured at the fair value of goods or services received. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

New accounting standards effective January 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards effective January 1, 2015 (continued)

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

4.    SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 5).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 7).

5.    NON-CONTROLLING INTEREST

As at December, 2011 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 4.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership resulted in a reduction of the non-controlling interest.

Prior to the Company’s transition to IFRS on January 1, 2010 Cia Minera’s operations generated recurring losses. The owners of the minority interest had not (nor were they required) to fund their share of Cia Minera’s net losses and had not demonstrated any commitment for funding.  Accordingly, no allocation of consolidated net losses to the non-controlling interest was recognised.

IFRS requires that total comprehensive income be attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, IFRS also stipulated that this provision only be applied from the date of transition and therefore no adjustment has been made for losses incurred prior to transition that were not allocated to non-controlling interest.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.    SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	December 31, 2011	December 31, 2010

VAT recoverable	$252,621	$267,466
Write-down provision	(46,640)	(50,959)

VAT net carrying amount	205,981	216,507
HST recoverable	22,839	17,181

Sales tax recoverable	$228,820	$233,688

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of VAT recoverable based on past collection history and the length of time amounts are outstanding.

7.    MINERAL PROPERTIES AND EXPLORATION COSTS

The Company has accumulated the following acquisition and exploration expenditures:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 1, 2010	$14,415,084	$3	$1,754	$14,416,841

Exploration costs incurred during year:
Assays	54,334	-	-	54,334
Assessment and taxes	44,500	-	-	44,500
Drilling and exploration	1,426,367	-	-	1,426,367
Geological	195,037	-	750	195,787
Sale of concentrate	(1,014,270)	-	-	(1,014,270)
Effect of movement in exchange rates	(228,716)	-	-	(228,716)
Balance, December 31, 2010	$14,892,336	$3	$2,504	$14,894,843

Exploration costs incurred during the year:
Assays	89,147	-	-	89,147
Assessment and taxes	30,759	-	-	30,759
Drilling and exploration	3,248,382	-	-	3,248,382
Geological	460,565	-	2,640	463,205
Sale of concentrate	(3,114,552)	-	-	(3,114,552)
Depreciation of property, plant, and equipment	232,821	-	-	232,821
Reclamation provision	292,000	-	-	292,000
Effect of movement in exchange rates	137,749	-	-	137,749

Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

7.    MINERAL PROPERTIES AND EXPLORATION COSTS (continued)

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)	Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos, and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine. Two of the leased concessions are discrete and lie under the town of San Jose de Avino. The lease agreement is valid until October 31, 2010. The Company renegotiated the agreement in February 2012, refer to Note 21 (b).

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)	Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada.

(ii)	Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)	Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

(c)	Yukon, Canada

The Company owns 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.    PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction	TOTAL
	$	$	$	$	$	$
COST
Balance at January 1, 2010	5,513	27,068	146,103	1,127,911	131,697	1,438,292
Additions	749	-	70,877	57,159	195,575	324,360
Effect of movement in exchange rates	(13)	(361)	(15,800)	(2,893)	(4,365)	(23,432)
Balance at December 31, 2010	6,249	26,707	201,180	1,182,177	322,907	1,739,220
Additions	7,855	5,174	970,763	499,661	-	1,483,453
Effect of movement in exchange rates	76	578	21,274	30,176	5,862	57,966
Balance at December 31, 2011	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639

ACCUMULATED DEPRECIATION
Balance at January 1, 2010	4,558	6,450	2,313	-	-	13,321
Additions	50	1,226	2,256	-	-	3,532
Effect of movement in exchange rates	(8)	(102)	(61)	-	-	(171)
Balance at December 31, 2010	4,600	7,574	4,508	-	-	16,682
Additions	1,305	6,594	139,558	71,745	16,364	235,566
Effect of movement in exchange rates	7	256	2,582	1,285	292	4,422
Balance at December 31, 2011	5,912	14,424	146,648	73,030	16,656	256,670

NET BOOK VALUE

At December 31, 2011	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969
At January 1, 2010	955	20,618	143,790	1,127,911	131,697	1,424,971
At December 31, 2010	1,649	19,133	196,672	1,182,177	322,907	1,722,538

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

9.    INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,	Fair Value January 1,
	Cost	Gains (Losses)	2011	2010	2010

(a) Bralorne Gold Mines Ltd.	$205,848	$(55,363)	$150,485	$229,311	$143,319
(b) Levon Resources Ltd.	4,236	149,672	153,908	288,048	60,716
(c) Oniva International Services Corp.	1	-	1	1	1

	$210,085	$94,309	$304,394	$517,360	$204,036

During the year, the Company recorded a $212,966 (2010 - $313,324 gain) unrealized loss on investments in related companies, representing the change in fair value during the year.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $150,485 as at December 31, 2011 (December 31, 2010 - $229,311; January 1, 2010 - $143,319). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $153,908 as at December 31, 2011 (December 31, 2010 - $288,048; January 1, 2010 - $60,716). Levon is a public company with common directors.

(c) Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure on the Company’s commitment to Oniva.

10.  RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at December 31, 2011 is $292,000 (December 31, 2010 - nil). On December 31, 2011 this cost was recognized and added to the capitalized cost of mineral properties. The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%.  Reclamation activities are estimated to occur over a one-year period beginning in 2018.  The undiscounted value of the obligation is $355,200 (2010 - $nil).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.  SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued

(i)
On December 20, 2010, the Company closed a non-brokered private placement issuing 2,700,000 units at a price of $1.90 per unit for gross proceeds of $5,130,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $2.50 per share until December 22, 2013.

The Company paid a cash commission equal to 5% of the applicable gross proceeds from units sold to such investors ($210,900) and compensation warrants to purchase common shares of the Company equal to 5% of the units sold under the offering (111,000 units).

The fair value of the warrants and compensation warrants have been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.90%, dividend yield of nil, volatility of 84.87%, and an expected life of three years. Of the $5,130,000 total aggregate proceeds raised $3,252,285 was attributed to common shares and the residual amount of $1,877,715 was attributed to the common share purchase warrants, which has been recorded in equity reserve. The fair value of the compensation warrants were valued at $180,082.

(ii)
On November 10, 2010, the Company closed a non-brokered private placement issuing 2,400,000 units at a price of $1.25 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $1.52 per share until November 10, 2013.

The fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.94%, dividend yield of nil, volatility of 83.86%, and an expected life of three years. Of the $3,000,000 total aggregate proceeds raised $1,855,329 was attributed to common shares and the residual amount of $1,144,671 was attributed to common share purchase warrants, which has been recorded in contributed surplus.

(c)	Warrants:

During the year ended December, 2011 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2009	2,498,750	$2.50

Issued	5,211,000	$2.05
Expired	(2,498,750)	$2.50
Balance, December 31, 2010	5,211,000	$2.05
Balance, December 31, 2011	5,211,000	$2.05

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.  SHARE CAPITAL (continued)

(c)	Warrants (continued)

Details of share purchase warrants outstanding as of December 31, 2011 and December 31, 2010 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2011	December 31, 2010

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(d)	Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*
Granted	520,000	$1.05
Expired or cancelled	(262,000)	$0.85
Exercised	(472,500)	$0.75

Stock options outstanding, December 31, 2010	1,605,000	$0.97
Granted	1,840,000	$2.16
Expired or cancelled	(70,000)	$3.53
Exercised	(753,000)	$0.79

Stock options outstanding, December 31, 2011	2,622,000	$1.80

*	Repriced during the year ended December 31, 2009, the Company’s shareholders and the TSX Venture Exchange approved a re pricing of options for directors and employees.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.  SHARE CAPITAL (continued)

(d)	Stock options (continued)

Details of stock options outstanding are:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2011	December 31, 2010

April 26, 2011	$3.99	-	60,000
April 26, 2011	$0.75	-	600,000
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	340,000
December 9, 2013	$2.00	20,000	20,000
September 22, 2014	$0.75	60,000	75,000
January 14, 2015	$0.81	60,000	75,000
September 10, 2015	$1.05	337,000	425,000
January 18, 2016	$2.30	1,010,000	-
September 30, 2016	$2.00	830,000	-

		2,622,000	1,605,000

12.  SHARE-BASED PAYMENTS

During the year ended December 31, 2011, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,840,000 common shares at a weighted average exercise price of $2.16 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 30, 2012.  The options are exercisable on or before September 30, 2016.

The Company recorded total amount of share-based payment expense in the amount of $2,529,620 (2010 - $341,748).

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	December 31, 2011	December 31, 2010
Weighted average assumptions:
Risk-free interest rate	2.05%	2.08%
Expected dividend yield	-	–
Expected option life (years)	4.99	4.83
Expected stock price volatility	76.17%	74.95%
Weighted average fair value at grant date	$1.38	$0.67

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

13.  RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Salaries and benefits	$362,173	$149,542
Share‐based payments	2,009,400	186,200
	$2,371,573	$335,742

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At December 31, 2011 and December 31, 2010 the following amounts are due from related parties:

	December 31, 2011	December 31, 2010
Directors	$19,625	$10,500
Frobisher Securities Ltd.	-	4,687
Oniva International Services Corp.	179,338	153,289
Sampson Engineering Inc.	4,800	789
	$203,763	$169,265

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 15. The transactions with Oniva during the year are summarized below:

	December 31, 2011	December 31, 2010
Salaries and benefits	$151,941	$108,086
Office and miscellaneous	240,810	60,441

	$392,751	$168,527

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14.  SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2011	December 31, 2010
Net change in non-cash working capital items:
Interest receivable	$(49,501)	$(3,996)
Sales taxes recoverable	4,868	(187,089)
Prepaid expenses	(55,775)	19,310
Accounts payable and accrued liabilities	126,372	90,912
Due to related parties	34,498	4,574
	$60,462	$(76,289)

15.  COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	December 31, 2011	December 31, 2010
Not later than one year	$243,301	$659,747
Later than one year and no later than five years	824,910	974,453
Later than 5 years	84,046	97,008
	$1,152,257	$1,731,208

16.  FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investment in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at December 31, 2011 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance.

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.  FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at December 31, 2011 in the amount of $5,282,464 (2010 - $9,051,848) in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $804,740 (2010 - $643,870). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	December 31, 2011		December 31, 2010
	MXN	USD	MXN	USD
Cash and cash equivalents	$935,096	$496,186	$1,303,039	$169,932
Sales taxes recoverable	2,789,015	-	2,683,020	-
Amounts receivable	-	862,287	-	117,940
Accounts payable and accrued liabilities	(6,214,511)	-	(4,638,874)	-
Amounts due to related parties	-	-	-	-
Net exposure	(2,490,400)	1,358,473	(652,815)	287,872
Canadian dollar equivalent	$(183,877)	$1,381,567	$(52,617)	$287,872

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.  FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2011, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $119,769 (2010 -$23,525).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2011

	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,282,464	-	-
Investments in related parties	304,394	-	-
	$5,586,858	-	-

17.  CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

18.  SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets in the following geographic locations:

	December 31, 2011	December 31, 2010
Canada	$319,334	$526,130
Mexico	$19,288,883	$16,614,111

	$19,608,217	$17,140,241

19.  INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2011	2010

Statutory rate	26.5%	28.5%

Income taxes recovered at the Canadian statutory rate	$1,116,093	$213,686

Less permanent differences:
Stock-based payment	(670,349)	(95,689)
Reduction for effect of lower Mexican tax rates	9,933	3,736
Other non-tax deductible expenses	(1,902)	(758)

Non-capital losses expired	-	(489,600)
Effect of difference between functional and tax reporting currency	(328,855)	304,464
Change in enacted rates	(21,016)	(102,398)
Change in unrecognized benefit of tax losses	(273,033)	(62,595)
Benefit of tax attributes recognized and other items	82,631	201,477

Income tax expense recognized in the year	$(86,498)	$(27,677)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

19.INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets are as follows:

	2011	2010

Expected tax recovery rate	25%	26%

Non-capital tax losses carried forward	$1,558,068	$1,239,395

Capital losses carried forward	184,026	184,026

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	485,737	507,015

Share issuance costs	38,296	51,061

Tax basis of investments in related companies in excess of book value	15,337	27,125

Undeducted capital cost allowance in excess of book value of Canadian equipment	52,378	52,187

Deferred income tax assets	2,333,842	2,060,809

Unrecognized deferred tax assets	(2,333,842)	(2,060,809)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The deferred income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Cia Minera that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to deferred income tax liabilities are as follows:

	2011	2010

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,818,183	$3,419,266
Book value of plant and equipment in excess of tax bases	408,219	345,089
Less: Mexican tax losses carried forward	(2,121,046)	(1,745,498)

Deferred income tax liability	$2,105,356	$2,018,857

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

19.  INCOME TAXES (continued)

The Company has capital losses of $1,472,210 carried forward and $6,232,272 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,575,164 (denominated in MXN$102,832,738) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2014	$568,450	$–
2018	–	4,200,425
2019	–	1,007,459
2020	–	870,739
2021	–	1,496,541
2025	799,044	-
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957
2030	1,268,691	–

	$6,232,272	$7,575,164

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS

The Company has adopted IFRS effective January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”). Prior to the adoption of IFRS the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual consolidated financial statements for the year ended December 31, 2010 and the opening financial position as at January 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Initial elections upon adoption

The Company adopted IFRS in accordance with IFRS 1 which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

(i)
Share-based payments – The Company elected under IFRS 1 to apply IFRS 2,Share-Based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

(ii)
Business combinations – The Company elected under IFRS 1 to not to apply IFRS 3,Business Combinations retrospectively to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

(iii)
Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the Transition Date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Initial elections upon adoption (continued)

(iv)
Foreign currency translation - The Company has elected to deem all foreign currency translation differences that arose prior to the Transition Date in respect of all foreign operations to be nil at the date of transition.

(v)
Designation of financial instruments – The Company has elected to designate its investment in related companies as fair value through profit or loss that was previously designated as available for sale under Canadian GAAP, and that was initially classified as available for sale in the first interim consolidated financial statement for 2011.

Estimates

IFRS 1 does not permit changes to estimates previously made.  Accordingly, estimates used at the Transition Date are consistent with estimates made at the same date under Canadian GAAP.

Reconciliation between Canadian GAAP and IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported consolidated financial position. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at January 1, 2010 and December 31, 2010 and operations and comprehensive income, and statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained as follows.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Statements of Financial Position

		January 1, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents	(a)	$2,829,605	$488	$2,830,093	$9,051,456	$392	$9,051,848
Interest receivable		146	-	146	4,142	-	4,142
Sales taxes recoverable	(a)	88,725	352	89,077	233,378	310	233,688
Amounts receivable	(a)	-	-	-	117,940	168	118,108
Prepaid expenses and other assets	(a)	49,614	186	49,800	30,463	27	30,490
		2,968,090	1,026	2,969,116	9,437,379	897	9,438,276
Non- Current
Property, Plant and Equipment	(a)	1,455,146	(30,175)	1,424,971	1,786,017	(63,479)	1,722,538
Reclamation Bonds		5,500	-	5,500	5,500	-	5,500
Mineral Properties and Exploration Costs	(a)	14,573,506	(156,665)	14,416,841	15,302,311	(407,468)	14,894,843
Investments in Related Companies		204,036	-	204,036	517,360	-	517,360
TOTAL ASSETS		$19,206,278	$(185,814)	$19,020,464	$27,048,567	$(470,050)	$26,578,517

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Statements of Financial Position

		January 1, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current
Accounts payable and accrued liabilities	(a)	$382,482	$1,211	$383,693	$474,072	$533	$474,605
Amounts due to related parties		164,690	-	164,690	169,265	-	169,265
		547,172	1,211	548,383	643,337	533	643,870
Non-Current
Deferred Income Tax Liability	(c)	1,694,007	297,173	1,991,180	2,026,148	(7,291)	2,018,857
		2,241,179	297,173	2,539,563	2,669,485	(7,291)	2,662,727
SHAREHOLDERS' EQUITY
Share Capital	(e)	33,112,072	(60,950)	33,173,022	39,132,349	60,950	39,193,299
Equity Reserves (Previously Contributed Surplus)	(b)	8,131,629	(781,651)	7,349,978	10,702,206	(1,193,368)	9,508,838
Treasury Shares (14,180 Shares, at cost)		(101,869)	-	(101,869)	(101,869)	-	(101,869)

Accumulated Other Comprehensive Loss	(c)(f)	(6,049)	6,049	-	307,274	(652,363)	(345,089)
Deficit	(a)(b)(c)(d)(e)	(24,170,684)	230,454	(23,940,230)	(25,660,878)	1,321,489	(24,339,389)
		16,965,099	(484,198)	16,480,901	24,379,082	(463,292)	23,915,790
TOTAL EQUITY AND LIABILITIES		$19,206,278	$(185,814)	$19,020,464	$27,048,567	$(470,050)	$26,578,517

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Statements of Operations and Comprehensive Loss

		For the year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$3,834	$-	$3,834
General exploration		-	-	-
Investor relations		99,450	-	99,450
Management fees		96,000	-	96,000
Office and miscellaneous		218,489	-	218,489
Professional fees		127,711	-	127,711
Regulatory and compliance fees		26,028	-	26,028
Salaries and benefits		109,873	-	109,873
Sales tax write-down		42,478	-	42,478
Share-based payments	(e)	361,784	(20,036)	341,748
Travel and promotion		45,032	-	45,032
		1,130,679	(20,036)	1,110,643

Loss before other items and income tax		(1,130,679)	20,036	(1,110,643)

Other Income (Expenses)
Interest income		14,206	-	14,206
Unrealized gain (loss) on investments in related companies	(f)	-	313,323	313,323
Foreign exchange gain (loss)	(a)	(41,580)	61,531	19,951

LOSS BEFORE INCOME TAX		(1,158,053)	394,890	(763,163)
Deferred income tax expense	(c)	(332,141)	304,464	(27,677)
NET LOSS		(1,490,194)	699,354	(790,840)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies	(f)	313,323	(313,323)	-
Foreign currency translation differences for foreign operations	(a)	-	(345,089)	(345,089)

TOTAL COMPREHENSIVE (LOSS) GAIN		$(1,176,871)	$40,942	$(1,135,929)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

		For the year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(a)(c) (f)	$(1,490,194)	699,354	$(790,840)
Adjustments for non-cash items:
Depreciation		3,834	-	3,834
Deferred income tax expense	(c)	332,141	(304,464)	27,677
Sales tax write-down provision		42,478	-	42,478
Share-based payments	(e)	361,784	(20,036)	341,748
Unrealized gain on investments	(f)	-	(313,323)	(313,323)
		(749,957)	61,531	(688,426)

Net change in non-cash working capital	(a)	(75,811)	(478)	(76,289)

		(825,768)	61,053	(764,715)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	(a)	8,229,069	-	8,229,069

INVESTING ACTIVITIES
Mineral property exploration expenditures	(a)	(846,745)	21,919	(824,826)
Property, plant and equipment purchases	(a)	(334,705)	10,345	(324,360)

		(1,181,450)	32,264	(1,149,186)

Increase in cash and cash equivalents	(a)	6,221,851	93,317	6,315,168

CASH AND CASH EQUIVALENTS, Beginning	(a)	2,829,605	488	2,830,093
Effect of exchange rate fluctuations on cash held	(a)	-	(93,413)	(93,413)

CASH AND CASH EQUIVALENTS, Ending		$9,051,456	$392	$9,051,848

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on reconciliations between Canadian GAAP and IFRS

(a)
IFRS requires each entity consolidated within the financial statements to assess its functional currency. It was determined that the functional currency of the Parent Company is Canadian Dollars, which is consistent with its functional currency under Canadian GAAP. However, it was determined that the functional currency of the Company’s Mexican subsidiaries, which was Canadian Dollars under Canadian GAAP, to be United States Dollars under IFRS.

In contrast to Canadian GAAP, in which an integrated foreign operation’s non-monetary assets are translated at historical rates, IFRS requires that where an entity’s presentation currency differs from its functional currency, the financial position of the entity be translated into the presentation currency at the closing rate on the date of the statement of financial position. In addition, all exchange differences arising on the translation from functional to presentation currency are recognized in other comprehensive income.

In accordance with IFRS 1, the Company elected to deem all foreign currency translation differences that arose prior to the date of transition to be nil at that date. However, several adjustments were required to effect the translation of the subsidiaries’ financial position at the exchange rates on the date of the statements of financial position, and translation of the statements of operations and cash flow from the functional to presentation currency.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the January 1, 2010 Transition Date and December 31, 2010, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At January 1, 2010 $781,651 of total reserves related to options and compensation warrants no longer outstanding and was therefore transferred to Deficit, in order that the balance of equity reserve reflect only the fair value of options and compensation warrants outstanding on that date and also warrants issued with private placements. During the year ended December 31, 2010, some options outstanding at January 1, 2010 were cancelled, and therefore a further transfer, of the fair value attributed to these cancelled options, of $391,681 was made to Deficit. During the year ended December 31, 2011, 70,000 options expired unexercised and therefore a further transfer, of the fair value attributed to these cancelled options, of $203,999 was made to Deficit.

(c)
The Company has certain non-monetary assets and liabilities for which the tax reporting currency (Mexican peso) is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $297,173 at January 1, 2010 plus subsequent charge of $304,464 at December 31, 2010. Under IFRS, all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on reconciliations between Canadian GAAP and IFRS (continued)

(d)
Previously, under Canadian GAAP, the Company classified a consultant as a non-employee, whereas under IFRS, the consultant is classified as an employee and others providing similar services. The fair value of options granted employee and others providing similar services is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Under Canadian GAAP, transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

An adjustment is required for the options granted to this consultant and the share-based compensation recognized during the year ended December 31, 2010. At December 31, 2010, a decrease of $20,036 was recorded to share-based payments with a corresponding increase to deficit for the same amount.

(e)
Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized in share capital based on the fair value attributed to common shares without a flow-through feature on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the flow-through shares is recognized as a flow-through share related liability which is reversed into the statement of loss within other income when the renounced expenditures are incurred.

The cumulative premium and renunciation adjustment as at January 1, 2010 related to flow-through shares issued before January 1, 2010 is $60,950.

(f)
In accordance with IFRS 1, the Company has elected to classify its investment in related companies as fair value through profit or loss, that was previously classified as available for sale. The Company reclassified $6,049 from accumulated other comprehensive loss to deficit as at January 1, 2010 and reclassified a $313,323 unrealized gain on investments in related companies from other comprehensive loss to net loss for the year ended December 31, 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

21.  SUBSEQUENT EVENTS

(a)
On January 3, 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”) whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

Avaron can earn a 75% interest by making a total cash payment of $375,000, issue 800,000 common shares, incurring exploration costs of $100,000 and also drilling 35,000 meters (or incur exploration costs of up to $7,100,000).

The remaining 25% interest can be earned by making a total of cash payment of $1,000,000 as advance royalty payments. Alternatively, the 25% interest can be earned with a cash payment o net smelter return royalty. The royalty can be purchased by paying $2,000,000 adjusted for the price of silver (capped at $4,000,000) and 375,000 common shares.

(b)
In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company will have the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company must pay to Minerales US$250,000, by the issuance of 135,189 common shares of the Company. The Company will have a period of 24 months for the development of mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns at the commencement of commercial production from the property. In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(c)	In February 2012, the Company’s wholly-owned subsidiary extended its contract with its drill contractor which is valued at US$410,000.

(d)	Subsequent to year end, 26,000 options were exercised for gross proceeds of $22,800.